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                                                                       FILED BY:
                                                                  Innoveda, Inc.

                                                              SUBJECT COMPANIES:
                                  Innoveda, Inc. (Commission File No.: 000-20923 PADS Software, Inc. (Commission File No.: N/A)

                                   MERGER Q&A




BUSINESS Q&A

Q. YOU COMPLETED THE VIEWLOGIC/SUMMIT MERGER TWO MONTHS AGO. YOU REPORTED IN YOUR Q1 EARNINGS RELEASE THAT YOU HAVE MADE GOOD PROGRESS IN INTEGRATING THE FUNCTIONS OF THE COMPANIES. ARE YOU MOVING TOO FAST WITH ANOTHER MERGER BEFORE YOU GET THE FIRST ONE SQUARED AWAY?

A. No. We feel very comfortable that we are well prepared to implement this merger successfully. The decision to acquire a PCB design company has been part of our strategic plan since the spinout of Viewlogic from Synopsys, so it has been well planned and anticipated. As reported in our Q1 results press release and conference call, the Viewlogic/Summit merger has been proceeding well and we are performing in line with our financial plans. Innoveda's well-seasoned management team has demonstrated it has the competency to efficiently integrate organizations and deliver immediate value to their customers. This merger is also "geographically friendly" in that the two companies' headquarters are located nearby and the management team and distribution channels have been conducting joint business for many years.

Q. DO YOU FEEL THIS MERGER WILL HAVE A FAVORABLE IMPACT ON INNOVEDA'S STOCK? THE CURRENT STOCK PRICE IS RELATIVELY LOW. WON'T IT REMAIN THAT WAY IF INNOVEDA TAKES A WRITE-OFF FOR THIS MERGER?

A. The deal is accretive to Innoveda excluding one-time merger costs and ongoing amortization charges. We also believe this merger will have a favorable impact on our combined financial results through efficiency of combined operations and broader distribution capabilities. The costs of the merger are offset by the increased shareholder value of the combined product offerings and the ability to have a stronger position in a market segment.

     It is our belief that analysts in our industry focus on EBITA, or earnings before interest, taxes and amortization. This will become increasingly prevalent as pooling of interest transactions becomes more difficult to do. As such, neither the increased amortization that we will have as a result of this merger, nor the write-off amounts affect the value of the merger. We believe that top-line growth and operating income expansion are far more important metrics of our success. With this merger, we are in a better position to grow our revenue stream and expand our operating income.



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Q.   YOU SAY THAT THE MERGER DOES NOT REQUIRE SHAREHOLDER APPROVAL. WHY NOT?

A. Innoveda shareholder approval is required only if the percentage of stock issued exceeds 20 percent of the outstanding shares. The terms of this merger are a combination of stock and cash, and the shares issued do not exceed 20 percent of the outstanding shares of Innoveda stock. Thus, Innoveda shareholder approval is not required to complete the merger. However, PADS shareholders must approve the merger.

     We will be filing an S-4, to register the shares that will be issued in exchange for PADS shares.

Q. IS INNOVEDA'S STRATEGY TO GROW THROUGH MERGERS AND ACQUISITIONS RATHER THAN PRODUCT REVENUES? IF SO, WHAT TYPES OF EDA COMPANIES ARE YOU TARGETING?

A. Innoveda believes it can outpace the growth of companies in the EDA market beginning in the latter half of 2000 through increased sales of existing and soon-to-be-introduced products and services. We will always be interested in acquiring companies that complement our strategy to become the leading supplier of electronic product design solutions.

Q. HISTORICALLY VIEWLOGIC HAS POSITIONED ITSELF AS A "PCB NEUTRAL" CAE SUPPLIER. WHY IS INNOVEDA CHANGING THIS CORPORATE POSITION? WHY WAS PADS SELECTED OVER OTHER PCB OFFERINGS?

A. We will continue to support PCB design flows from popular PCB tool suppliers. We also realize that as electronic products increase in complexity, designers of these products must understand all the issues associated with an electronic design. These trends demand tight integration and collaboration between upstream and downstream product development processes. Innoveda has recognized the transition in the marketplace from requiring best-in-class technology to single vendor integrated solutions and has responded accordingly by acquiring a PCB tool supplier. PADS was selected over other PCB suppliers due to the shared vision of providing solutions that help companies design products not circuits, breadth of products and technology to support downstream processes, little product overlap with Innoveda's offerings, excellent market position in physical design and manufacturing, and common distribution channel.

Q. WHAT WERE PADS' REVENUES AND PROFITS FOR 1999? WHERE DOES THE MAJORITY OF THE COMPANY'S BUSINESS COME FROM? HOW DOES THIS COMPARE WITH THE GEOGRAPHIC REVENUE SPREAD OF INNOVEDA?

A. PADS' revenue for 1999 was $25.7 million. PADS has a worldwide installed customer base and a geographic revenue distribution very similar to Innoveda's.


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Q.   PADS GROWTH HAS EXCEEDED EDA INDUSTRY GROWTH. HOW HAS PADS ACHIEVED THIS?

A. By delivering increasing value to its customers, successfully managing the operations of the company, and staying focused on its core competencies in PCB design. PADS expanded its business into high-speed design through the acquisition of HyperLynx and into manufacturing interfaces through the acquisition of ACT. PADS' recent introduction of the BlazeRouter provides an additional business expansion into auto-routers.

Q. HOW WILL THE MERGER AFFECT THE SALES CHANNELS? WE UNDERSTAND THAT BOTH INNOVEDA AND PADS USE VARS, AND INSIDE AND DIRECT SALES.

A. PADS' sales channels will be merged into Innoveda's. The two companies have very little product overlap and have shared a common VAR channel for many years. In fact, we believe the sales channels will react positively to this merger as they have been conducting business with both companies for many years and will view this merger as an increase in operational efficiency.

Q.   PLEASE POSITION INNOVEDA IN THE PCB DESIGN MARKET.

A. The PCB design market is divided into the following sub-applications defined by the market analysis firm Dataquest - PCB Place and Route, PCB Physical Analysis, MCM Hybrid Packaging Layout, PCB Spice, and PCB CAM. Innoveda and PADS individually are key players in their own sub-application. Innoveda, for example, leads the sub-application market space for Physical Analysis with a 34 percent market share, while PADS holds the number two position on the NT platform in the PCB Place and Route space. PCB layout continues to be the largest part of the PCB design market. Innoveda not only dominates the Physical Analysis market space, but also provides the front-end design tools for many of the leading PCB place and route layout systems in the market. With the addition of PADS, Innoveda now has an extensive PCB design flow that includes entry, simulation, layout, routing, analysis and pathways to manufacturing. Design complexity at the chip level is also increasing the need for integration between chip package and board. The combination of PADS PowerBGA and PowerPCB tools help address this growing concern. For many, Innoveda will become a supplier of all the tools and services needed to capture, verify and create PCBs and advanced IC packages.

Q.   WHAT ARE YOUR LONG-TERM GOALS FOR THE COMBINED COMPANY?

A. Our mission is to be the leading provider of electronic product design solutions.


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PRODUCT Q&A


Q. INNOVEDA'S VIEWDRAW SCHEMATIC CAPTURE TOOL INTERFACES TO VIRTUALLY ALL OF THE PCB DESIGN LAYOUT TOOLS. HOW WILL THIS MERGER AFFECT THOSE DESIGN FLOWS?

A. Innoveda has long-standing, successful relationships with many leading EDA vendors that have resulted in successful PCB design flows based on our ViewDraw schematic capture and XTK signal integrity analysis tools. We fully intend to continue to support these flows for the benefit of our mutual customers. We believe our partners share our desire to work cooperatively in the best interest of the customer base, and we look forward to working together with them to improve our joint design PCB design flows.

Q. ISN'T THERE OVERLAP BETWEEN INNOVEDA'S XTK AND PADS' HYPERLYNX PRODUCTS? HOW DO YOU PLAN TO RESOLVE IT?

A. Innoveda and PADS do have a slight overlap in signal integrity analysis tools, and once the merger is completed the companies will develop plans for both products. We believe that the combined teams of people and technologies will enable further development of unique signal integrity and EMC products. Our initial priority is to ensure all of our customers suffer no loss of productivity and continue to successfully utilize our tools in their high-speed board design processes. We feel that one of the benefits of this merger is that the combined company will have a dominant position in high-speed design analysis tools.

Q. DO YOU PLAN TO CONTINUE OFFERING ALL OF PADS' TOOLS? HOW ABOUT THEIR SCHEMATIC CAPTURE OFFERING?

A. As with signal analysis, there is some overlap in schematic capture. It's our goal to deliver a single unified schematic capture offering. Upon completion of the merger, both companies will analyze their respective markets and develop plans for a single schematic capture tool. In addition, Innoveda plans to offer the PADS tools on the UNIX platform.

Q. WILL THE MERGER ENABLE INNOVEDA TO OFFER A COMPLETE FRONT TO BACK PCB SOLUTION TO CUSTOMERS?

A. PCB designers are constantly faced with producing more complex boards in less time, and thus urgently need to improve the productivity of their engineering organizations. A front-to-back solution refers to an integrated environment that provides a seamless PCB design flow from concept to manufacturing. The front of the process refers to the design capture, library management and pre-layout analysis tasks that occur before the physical design of the PCB. In addition to ViewDraw, Innoveda's schematic capture solution and ePD, Innoveda's PCB Design Environment, Innoveda provides the Design Exchange suite of tools for library and design data management

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     that allows efficient creation of the design and ensures the integrity of the design by providing Internet-enabled revision control. Innoveda's ePlanner interconnect planning tool provides the PCB designer with a "what-if" environment that allows optimal termination and placement strategies to be determined prior to physical design. PADS PowerPCB and PowerBGA tools with the BlazeRouter provides an efficient physical design of the PCB and advanced packages, and the combined strength of the company's high-speed design tools provide a "sign-off simulation" process to avoid product failures due to high-speed design issues. PADS CAM-350 manufacturing tools optimize the PCB database for bare board fabrication and test to ensure efficient and error-free PCB manufacturer.

     We believe that Innoveda will provide a complete front-to-back design flow from design capture and planning, through physical design and analysis, and interface to manufacturing. This is the first time customers can acquire a complete front-to-back design process from a single vendor.

Q. WHAT HAPPENS TO PADS' HYPERLYNX AND ADVANCED CAM TECHNOLOGIES (ACT) GROUPS AS A RESULT OF THE MERGER?

A. All of PADS will be integrated into Innoveda, and no independent operations will exist.

Q. PADS HAS TYPICALLY BEEN KNOWN AS A SUPPLIER TO THE LOW-END PCB MARKET, AND INNOVEDA HAS BEEN TARGETED AT HIGH-SPEED DESIGN. EXPLAIN HOW THIS IS A FIT.

A. With the constant migration to more advanced silicon technologies, the majority of board designers are now faced with high-speed design issues that arise from fast signals. PADS has moved upstream in the market by acquiring HyperLynx and developing the BlazeRouter. Innoveda offers the XTK tool for high-end power users. Thus the two companies have naturally converged on the same market. The benefit of the merger is that both companies' products are now offered through a wider distribution channel and the PADS physical design tools can be integrated with the Innoveda analysis tools to provide even better solutions for high-speed board design.

     We also plan on porting PADS' tools and Latium architecture to UNIX platforms for broad availability coupled with Innoveda's technology.

Q.   WHAT ARE INNOVEDA'S PLANS FOR PADS' LATIUM ARCHITECTURE?

A. Upon completion of the merger, the companies will develop long-term plans for all products and technologies. Latium provides the infrastructure for how PADS products communicate and has been very successful. Innoveda will decide how best to leverage the Latium architecture in the combined company's products.


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PERSONNEL Q&A

Q. HOW MANY EMPLOYEES DOES EACH COMPANY CURRENTLY HAVE? WILL THE MERGER RESULT IN LAYOFFS AT EITHER COMPANY? IF SO, HOW MANY? WHAT AREAS OF THE BUSINESS WILL THEY BE FROM? WILL THESE EMPLOYEES GET A SEVERANCE PACKAGE AND, IF SO, WHAT WILL IT BE LIKE? HOW MANY EMPLOYEES WILL THE NEW COMPANY HAVE?

A. Innoveda has approximately 425 employees and PADS has approximately 140 employees. It is expected that a small number of employees will be displaced as the two companies merge operations. A final headcount of employees will be determined once the merger is completed and integration plans are finalized.

Q. WHAT WILL THE INNOVEDA MANAGEMENT TEAM LOOK LIKE AFTER THE MERGER? WHAT POSITIONS WILL THE PADS' EXECUTIVES HOLD?

  A. Innoveda will continue to be managed by its current team with the addition of key PADS managers taking certain operational leadership roles. Ken Tepper will assume a role as vice president. He will continue to be responsible for the PADS product offerings, and will also assume additional responsibilities for the Innoveda PCB tools.

FORWARD-LOOKING STATEMENTS

         This Q&A document includes forward-looking statements that are subject to a number of risks and uncertainties. All statements, other than statements of historical facts included in this press release, regarding Innoveda's strategy, future operations, financial position, prospects, plans, goals and objectives of management are forward-looking statements. When used in this press release, the words "will", "believe", "anticipate", "intend", "estimate", "expect", "project", "plan" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee future results, levels of activity, performance or achievements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future transactions or strategic alliances.

         Our actual results could differ materially from those anticipated in these forward -looking statements as a result of various factors, including obtaining stockholder approval and the satisfaction of other conditions to closing the merger, the ability of Innoveda to successfully integrate the operations of PADS, the acceptance of the combined companies' products in the marketplace, the ability of Innoveda to successfully develop new products, and the other risks described in the registration statement on Form S-4 (File No. 333-89491) filed on October 22, 1999, as amended, in Innoveda's most recent quarterly report on Form 10-Q and annual report on Form 10-K and other public filings made by Innoveda with the Securities and Exchange Commission, which factors are incorporated herein by reference.

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ADDITIONAL INFORMATION AND WHERE TO FIND IT

         Innoveda intends to file a Registration Statement on Form S-4 in connection with its acquisition of PADS and PADS expects to mail a Proxy Statement/Prospectus to its stockholders containing information about the merger. Investors and stockholders are urged to read the Registration Statement and the Proxy Statement/Prospectus, when they become available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Innoveda, PADS, the merger and other related matters. Investors and stockholders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus, when filed, through the web site maintained by the United States Securities and Exchange Commission at http://www.sec.gov. Free copies of the Registration Statement and the Proxy Statement/Prospectus, excluding exhibits, may also be obtained from Innoveda, when available, by directing a request to Innoveda, Inc., 293 Boston Post Road West, Marlboro, Massachusetts 01752, Attention: Peter T. Johnson., telephone: (508) 480-0888.


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